Exhibit 99.2

Purple Biotech Announces CEO Transition

Gil Efron to Step Down as CEO in August 2026 for Health Considerations; Will Continue to Lead Corporate Development

REHOVOT, Israel, March 13, 2026 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (NASDAQ/TASE: PPBT), a clinical-stage company developing next-generation cancer therapies, today announced that Gil Efron, Chief Executive Officer, will step down from his role as CEO effective August 2026.

Mr. Efron will remain actively involved with the Company, transitioning to lead corporate development and continuing as a member of the Board of Directors. In this new capacity, he will focus on identifying strategic initiatives, partnerships, and support the Company’s financing activities as needed. The Board of Directors has initiated a formal search process to appoint a new Chief Executive Officer.

Mr. Efron has served in senior leadership roles at Purple Biotech for the past eight years, including as Chief Financial Officer and, since 2022, as Chief Executive Officer. During his tenure, he led the Company through a period of significant transformation and strategic repositioning, including advancing the Company’s focus on the promising CAPTN-3 tri-specific antibody platform.

Eric Rowinsky, MD, Chairman of Purple Biotech’s Board of Directors, stated:

“On behalf of the Board of Directors, I would like to sincerely thank Gil for his dedication and exceptional leadership. Gil played a critical role in repositioning Purple Biotech’s activities around the highly promising CAPTN-3 platform and strengthening the Company’s strategic direction. Importantly, Gil will remain closely involved with Purple Biotech as a member of the Board and in corporate development, and we look forward to continuing to benefit from his experience and vision as we move forward. The Board remains confident in the strength of the Company’s pipeline, its commitment to innovation and its world-class employees.”

Gil Efron, Chief Executive Officer of Purple Biotech, commented:

“Serving Purple Biotech over the past eight years, first as CFO and later as CEO, has been a privilege. Together with a dedicated team, we have navigated a complex environment and positioned the Company around a very exciting scientific and business opportunity. I firmly believe in the potential of our lead asset and the CAPTN-3 platform, as well as in the broader era of emerging technologies that Purple Biotech is well positioned to embrace and lead. Due to health considerations, I believe this is the right time for me to transition from the CEO role, but I remain deeply committed to the Company, its strong team and its future. I look forward to continuing to support Purple Biotech through corporate development initiatives, building strategic partnerships, and helping secure the resources needed to advance our programs.”

The Board of Directors has initiated a search process to identify a new Chief Executive Officer with experience leading innovative biotechnology companies and advancing novel therapeutic platforms. Mr. Efron will continue to serve as CEO until August 2026 or until a successor is appointed, ensuring a smooth and orderly leadership transition. Mr. Efron has also been appointed to the Board of Directors, to serve as a second class director, effective immediately and until the annual general meeting of shareholders of the Company to be held in 2026.

About the CAPTN-3 Platform

CAPTN-3, Purple Biotech's lead program, is a platform of capped tri-specific antibodies that simultaneously target tumor-associated antigens while engaging both T cells and NK cells. Proprietary capping technology confines immune activation to the tumor microenvironment by masking the CD3-binding arm in circulation and activating it only at the tumor site, significantly expanding the therapeutic window versus conventional T-cell engagers. The platform’s lead candidates, IM1240 (targeting 5T4) and IM1305 (targeting TROP2), are in preclinical development.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity. The Company is focused on advancing its lead program, CAPTN-3 - a platform of masked tri-specific antibodies that simultaneously target tumors while engaging both T cells and NK cells. Capping technology confines immune activation to the tumor microenvironment, significantly expanding the therapeutic window compared to conventional T-cell engagers. The platform’s lead candidate, IM1240, is advancing toward the clinic, and its second candidate, IM1305, is in preclinical development. The Company’s pipeline also includes additional clinical-stage assets, for which further development is pending partnering or investment, including CM24, a CEACAM1-blocking antibody that demonstrated improved outcomes across all efficacy endpoints in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma, and NT219, a dual IRS1/2 and STAT3 inhibitor in a Phase 2 study for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck. The Company is headquartered in Rehovot, Israel. For additional information about the Company, please visit: https://purple-biotech.com

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24, IM1240 and IM1305; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2024 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date on which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

IR@purple-biotech.com